SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, March 3, 2016 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the fourth quarter and year ended December 31, 2015.

4Q15 Conference Call

March 4, 2016

> 8:00 am US EST

In English (simultaneous translation

from Portuguese)

+ 1-516-3001066 US EST

Code: Gafisa

>  10:00 am Brasília Time

In Portuguese

Telephones:

+55-11-3728-5971 (Brazil)

Code: Gafisa

Replay:

+55-11-3127-4999 (Brazil)

Código: 63775447

+55-11-3127-4999 (US)

Code: 23319242

IR Website: www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera

Mariana Suarez

Phone: +55 11 3025-9242 / 9978

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ri

Media Relations

Máquina da Notícia  - Comunicação Integrada

Giovanna Bambicini

Phone: +55 11 3147-7414

Fax: +55 11 3147-7900

E-mail: gafisa@grupomaquina.com

Shares

GFSA3 – Bovespa

GFA – NYSE

Total shares outstanding: : 378,066,162[1]

Average daily trading volume (90 days²):
R$8.1 million

(1) Including 10,584,757 treasury shares

(2) Until December 31, 2015

GAFISA RELEASES
4Q15 AND 2015 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

Gafisa finished the full year 2015 having achieved positive results, due to improvements in the production cycle of its business units in the previous years. The Company begins 2016 confident in its operational capacity and business strategy to meet the challenges that lie ahead.

Consolidated net income reached R$74.4 million in 2015, a reversal from the R$42.5 million loss recorded in 2014. The Gafisa segment ended the year with net income of R$44.1 million, while the Tenda segment recorded net income of R$30.3 million in the same period.

The overall improvement in operating and financial results occurred despite an extremely challenging environment: 2015 was a year of economic contraction, high interest rates and increasing inflation, as well as higher unemployment levels. These factors had a significant impact on the real estate market, resulting in a sharp reduction in the volume of launches and, at the same time, an increase in the level of dissolutions.

The Gafisa and Tenda segments experienced varying market conditions throughout the year. While greatly impacted by the deterioration in the macro-economic environment, the Gafisa segment was able to maintain the profitability of its projects by increasing operating efficiencies and executing its business improvement strategy. The Tenda segment, which is focused on the resilient low-income market, was able to consistently expand the scale its business.

Both Gafisa and Tenda segment projects presented good performances in 2015. The Gafisa segment’s adjusted gross margin was 36.9% in the year, attesting the stability of its results, while the Tenda segment achieved an adjusted gross margin of 30.6% due to the consolidation of its new business model and the increased contribution of related New Model projects to its results.

In 4Q15, the Gafisa segment launched 5 projects/phases, totaling R$380.3 million, and ended the year with R$996.3 million in launches, achieving an average SoS of launches of approximately 28.3%. Net pre-sales reached R$245.2 million in the fourth quarter, totaling R$914.8 million in the year, an increase of 12.8% from 2014.

1

A key challenge for the real estate sector during 2015 was the sale of inventory units. Notably, 69.2% of the Gafisa segment's net sales in 2015 related to sales from inventory, reflecting the relevance of the segment’s diversified product portfolio.

Throughout the year, the Gafisa segment devoted special attention to the development of new products. The segment had a strategic focus on achieving an appropriate SoS on launches. Thanks to this strategy and inventory sales, the Gafisa segment’s SoS reached 31.1% in 2015, an increase in comparison with a SoS of 26.1% in 2014.

The fourth quarter was also characterized by the positive volume of deliveries from the Gafisa segment, with the delivery of 8 projects/phases, corresponding to 1,641 units and accounting for R$1.0 billion in PSV. The delivery of these projects/phases contributed to strong operating cash generation during the period. In the full year, 22 projects/phases were delivered, corresponding to 4,986 units and accounting for a PSV of R$2.4 billion. This marked a 44.1% PSV growth rate compared to 2014. The transfer volume reached R$763.3 million in PSV, reflecting the Company’s efficient controls and operational proficiency,

As a result, the 4Q15 adjusted gross profit for the Gafisa segment totaled R$127.4 million, maintaining the segment’s profitability level at an adjusted gross margin of 36.1%. For the full year, the adjusted gross margin for the Gafisa segment was 36.9%.

Also, the Gafisa segment reported another quarter of improved results, achieving net income of R$13.8 million in 4Q15 and ending the year with a R$44.1 million profit.

From an operational standpoint, 2015 marked further progress in the consolidation of the Gafisa segment’s production cycle. The Company ended 2015 with 28 projects under construction, all on schedule and within the delivery timeframe in accordance to the contracts, attesting the commitment to our clients.

Efficient operational and financial management enabled the Gafisa segment to maintain project-level profitability; this was despite challenging market conditions and the related pricing pressure on the portfolio. The efficient development of projects and construction cost management helped offset the difficult macroeconomic scenario and supported gross margin levels.

Looking ahead to 2016, current market conditions are expected to continue, including low consumer confidence, decreases in household income, and greater credit restrictions. It appears that it will take some time to exit the current macroeconomic downturn. These conditions will ultimately delay our expectation for a recovery in the housing market. In light of this, we may see a more restrictive liquidity environment, which may affect prices, margins and sales volume. We will maintain a conservative approach in 2016, seeking to balance the placement of new products in the market, prioritizing those projects with more liquidity, in order to reach adequate sales and profitability levels.

In regards to the Tenda segment, 2015 marked the return to profitability and final delivery of all outstanding legacy projects. The consolidation of Tenda’s new model is based on its four pillars: aluminum framing structure, contracted launches, sales in stores, and the transfer of sales to financial institutions. In addition, the new model projects are concentrated in the six main metropolitan areas of the country - São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. These strategic pillars of the new model enabled Tenda to achieve positive operating and financial results, with net income reaching R$30.3 million in the year, compared to a loss of R$109.4 million in 2014.

2

In regards to the expansion of Tenda’s operating scale, the segment recorded launches of R$302.6 million in the quarter, comprised of 9 new projects/phases. For the full year, Tenda segment launches totaled R$1.1 billion, 77.6% higher than in 2014, supported by the adjustments to Tenda's new model.

Tenda’s net pre-sales exceeded R$1.0 billion, a 156.6% increase compared to 2014. Tenda’s SoS in the year reached 53.0%, notably higher than 32.3% recorded in 2014, reflecting the segment’s improved operational efficiency and the positive scenario for the low income market.

Another highlight for Tenda during 2015 was the delivery of the segment’s four legacy projects, allowing Tenda to focus on its new model projects. In the full year, Tenda delivered 21 projects/phases, representing a PSV of R$802.5 million.

Since 2013, when Tenda started its new model operations, the segment has launched 51 projects, totaling R$2.0 billion in PSV. Notably, Tenda has delivered R$783.4 million in PSV, comprised of 19 projects/phases. All of these initial new model (2013) projects have been completed and delivered within the agreed deadlines. In regards to 2014 projects, only 4 projects of the 14 launched are still under construction and are scheduled to be completed within the next few months.

Tenda’s improved operational performance had a positive impact on the segment’s financial results. In 4Q15, adjusted gross profit reached R$61.9 million, with an adjusted gross margin of 29.9%. In the year, the segment’s adjusted gross profit was R$260.2 million, with an adjusted gross margin of 30.6%.

It is worth noting that in this 4Q15, the Tenda segment’s result was impacted by non-recurring effects totaling R$22.2 million as adjustment in the accounting balance of receivables and increase in the provision of the receivables portfolio related to project prior to 2012, ending the quarter with a net loss of R$13.0 million. In the year Tenda recorded net income of R$30.3 million.

Moving forward into 2016, Tenda has continued to focus on achieving greater economies of scale by increasing launches and implementing strategies designed to ensure a strong sales pace. The consistency of the segment’s latest results from the new model projects reaffirms management’s confidence in the 2016 business plan.

On a consolidated basis, Gafisa and Tenda launches totaled R$2.1 billion in 2015 and R$682.9 million in 4Q15, with net pre-sales of R$482.6 million and R$1.9 billion, respectively. The Company’s 4Q15 adjusted gross profit was R$189.3 million, with an adjusted gross margin of 33.9%; in the year, adjusted gross profit was R$792.8 million, with an adjusted gross margin of 34.6%, above the results posted in 2014.

In regards to the current economic environment, the Company continues to take steps to achieve greater stability in its cost and expense structure. Selling and administrative expenses were R$94.4 million in the fourth quarter. In the year, these expenses totaled R$344.7 million, a 4.2% decrease from 2014. This cost reduction was achieved despite a higher level of launches and sales.

At the end of the year, the Net Debt/Shareholder’s Equity ratio reached 46.6%, the lowest level in 2015. Excluding project finance, the Net Debt/Shareholder’s Equity ratio was negative 12.0%. Consolidated operating cash generation reached R$165.6 million in the quarter and R$257.7 million in the year. The Company ended 4Q15 with net cash generation of R$128.4 million, resulting in total net cash generation of R$24.1 million in the year.

3

Our positive cash flow performance and the maintenance of a low level of leverage reinforce the Company's conservative approach to capital discipline, which remains a priority during this period of macroeconomic uncertainty in Brazil.

Over the last year, Gafisa and Tenda have strengthened their respective operational and financial cycles, positioning each segment to overcome challenges in 2016. The Gafisa segment has achieved consistent performance, streamlined its operations, and is focused on improving the return on invested capital. The Tenda segment is gaining scale by expanding the volume of new projects, backed by the positive results achieved from the new model. The Company continues to advance guided by capital discipline, its profitability goals, and value creation for shareholders.

.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo Osmo Chief Executive Officer – Tenda S.A.

4

MAIN CONSOLIDATED FIGURES

Table 1. Operating and Financial Highlights – (R$000 and % Company)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Launches	682,905	606,819	13%	241,549	183%	2,085,257	1,636,311	27%
Launches, Units	2,660	3,249	-18%	1,660	60%	10,089	6,073	66%
Net Pre-sales	482,648	492,803	-2%	303,888	59%	1,930,927	1,207,013	60%
Pre-sales, Units	2,256	2,332	-3%	1,223	84%	8,892	4,373	103%
Pre-sales of Launches	321,502	233,976	37%	150,408	114%	789,639	519,210	37%
Sales over Supply (SoS)	14.1%	14.8%	-70 bps	8.9%	520 bps	39.7%	27.9%	1,180 bps
Delivered projects (PSV)	1,239,270	197,539	527%	726,213	71%	3,177,017	2,298,577	38%
Delivered projects, Units	3,121	1,304	139%	3,036	3%	10,697	10,070	6%
Net Revenue	559,246	624,043	-10%	649,276	-14%	2,294,319	2,150,998	7%
Adjusted Gross Profit[1]	189,319	223,777	-15%	196,068	-3%	792,783	713,342	11%
Adjusted Gross Margin[1]	33.9%	35.9%	-200 bps	30.2%	370 bps	34.6%	33.2%	140 bps
Adjusted EBITDA[2]	78,026	92,417	-16%	71,725	9%	339,639	261,497	30%
Adjusted EBITDA Margin[2]	14.0%	14.8%	-80 bps	11.0%	300 bps	14.8%	12.2%	260 bps
Net Income (Loss)	827	13,486	-94%	8,045	-90%	74,449	(42,549)	-
Backlog Revenues	764,024	808,851	-6%	1,025,195	-25%	764,024	1,025,195	-25%
Backlog Results[3]	310,127	324,850	-5%	396,444	-22%	310,127	396,444	-22%
Backlog Margin[3]	40.6%	40.2%	40 bps	38.7%	190 bps	40.6%	38.7%	190 bps
Net Debt + Investor Obligations	1,443,377	1,571,811	-8%	1,440,300	0%	1,443,377	1,440,300	0%
Cash and cash equivalents	712,311	921,828	-23%	1,157,254	-38%	712,311	1,157,254	-38%
Shareholders’ Equity	3,095,491	3,110,914	0%	3,055,345	1%	3,095,491	3,055,345	1%
Shareholders’ Equity + Minority	3,097,236	3,112,609	0%	3,058,403	1%	3,097,236	3,058,403	1%
Total Assets	6,760,332	7,059,524	-4%	7,205,852	-6%	6,760,332	7,205,852	-6%
(Net Debt + Obligations) / (SE + Minority)	46.6%	50.5%	-390 bps	47.1%	-50 bps	46.6%	47.1%	-50 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638

5

FINANCIAL RESULTS

•         4Q15 net revenue recognized by the “PoC” method was R$352.4 million in the Gafisa segment and
R$206.8 million in the Tenda segment. This resulted in consolidated revenue of R$559.2 million in the fourth quarter, a decrease of 13.9% year on year and a decrease of 10.4% from the previous quarter. In 2015, consolidated net revenue reached R$2.3 billion, an increase of 6.7% compared to 2014.

•         Adjusted gross profit for 4Q15 was R$189.3 million, lower than the R$196.1 million recorded in 2014 and down from R$223.8 million in 3Q15. Adjusted gross margin reached 33.9%, compared to 30.2% in the prior-year period and 35.9% in the 3Q15. The Gafisa segment accounted for an 4Q15 adjusted gross profit of R$127.4 million, with an adjusted gross margin of 36.1%, while the Tenda segment accounted for an adjusted gross profit of R$61.9 million, with a margin of 29.9%. In the 2015, adjusted gross profit totaled R$792.8 million with an adjusted gross margin of 34.6%, compared with R$713.3 million and 33.2% margin recorded in the previous year.

•         Adjusted EBITDA was R$78.0 million in 4Q15, with an adjusted EBITDA margin of 14.0%. The Gafisa segment reported adjusted EBITDA of R$49.9 million, while the Tenda segment’s adjusted EBITDA was R$1.5 million. In the 12M15, consolidated adjusted EBITDA was R$339.6 million, an increase of 29.9% from R$261.5 million in 2014. Full year consolidated EBITDA margin was 14.8% compared to 12.2% in the same period last year. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

•         The Company reported net income of R$0.8 million in 4Q15, compared with R$8.0 milllion in 4Q14. The Gafisa segment reported a profit of R$13.8 million, while the Tenda segment reported a loss of R$13.0 million, impacted by a non-recurring effect of R$22.2 million. In the year, net income totaled R$74.4 million, compared to a loss of R$42.5 million in 2014.

•         Operating cash generation totaled R$165.6 million in 4Q15, closing the year at R$257.7 million. Net cash generated in the quarter was R$128.4 million, with accumulated cash generation of R$24.1 million during 2015.

OPERATING RESULTS

•         Launches totaled R$682.9 million in the 4Q15, comprising 14 projects in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul and Bahia. 4Q15 launch volumes represented an increase over the R$606.8 million launched in 3Q15. The Gafisa segment accounted for 56% of the quarter’s launches, while the Tenda segment accounted for the remaining 44%. The volume launched in the 2015 totaled R$2.1 billion.

•         Net pre-sales totaled R$482.6 million in 4Q15, of which R$245.6 million related to Gafisa and
R$237.4 million related to Tenda. The consolidated result marked an increase from the 4Q14 net pre-sales result of R$303.9 million. Consolidated sales from launches in the quarter represented 22.6% of the total, while sales from inventory comprised the remaining 77.4%. During 2015, the two segments reported a combined R$1.9 billion in net pre-sales, compared to R$1.2 billion in 2014.

•         Consolidated sales over supply (SoS) reached 14.1% in 4Q15, compared to 14.8% in 3Q15 and 8.9%
in 4Q14. On a trailing 12-month basis, Gafisa’s SoS was 31.1%, while Tenda’s SoS was 53.0%.

•         Consolidated inventory at market value remained stable q-o-q at R$2.9 billion. Gafisa’s inventory ended the year at R$2.0 billion, while Tenda’s inventory totaled R$899.8 million.

•         Throughout the fourth quarter, the Company delivered 13 projects/phases, totaling 3,121 units, accounting for R$1.2 billion in PSV. Over the past twelve months, 43 projects/phases and 10,697 units were delivered, accounting for R$3.2 billion in PSV.

6

ANALYSIS OF RESULTS

GAFISA SEGMENT

Lower Revenues, Reduction in G&A Expenses and AUSA Contribution

Table 2. Gafisa Segment – Operating and Financial Highlights – (R$000, and % Gafisa)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Launches	380,270	288,234	32%	-	-	996,316	1,023,012	-3%
Net pre-sales	245,196	247,608	-1%	177,294	38%	914,796	811,032	13%
Net pre-sales of Launches	129,227	71,433	81%	57,770	124%	282,069	342,387	-18%
Sales over Supply (SoS)	10.8%	11.0%	-20 bps	7.2%	360 bps	31.1%	26.1%	500 bps
Delivered projects (Units)	1,641	-	-	1,412	16%	4,986	3,806	31%
Net Revenue	352,424	402,483	-12%	490,947	-28%	1,443,357	1,580,860	-9%
Adjusted Gross Profit[1]	127,392	152,627	-17%	150,806	-16%	532,621	560,254	-5%
Adjusted Gross Margin[1]	36.1%	37.9%	-180 bps	30.7%	540 bps	36.9%	35.4%	150 bps
Adjusted EBITDA[2]	49,858	66,846	-25%	81,843	-39%	227,393	296,695	-23%
Adjusted EBITDA Margin[2]	14.1%	16.6%	-250 bps	16.7%	-260 bps	15.8%	18.8%	-300 bps
Net Income (Loss)	13,818	1,656	734%	36,819	-62%	44,129	66,887	-34%
Backlog Revenues	497,561	557,508	-11%	894,344	-44%	497,561	894,344	-44%
Backlog Results[3]	192,355	215,810	-11%	356,254	-46%	192,355	356,254	-46%
Backlog Margin[3]	38.7%	38.7%	0 bps	39.8%	-110 bps	38.7%	39.8%	-110 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

The Company increased its level of net sales in 4Q15, despite more difficult market conditions. In addition, these results reflected Gafisa's commitment to improved operational efficiency, as demonstrated by the maintenance of its adjusted gross margin levels. Furthermore, the segment achieved its lowest level of general and administrative expenses, which reflects the current business cycle and market prospects of the Gafisa segment.

The 4Q15 adjusted gross margin was 36.1%, in line with the average levels reported in previous quarters and up  y-o-y, due to a higher recognition of swaps in 4Q14.

We would also like to highlight the reduced general and administrative expenses in 4Q15, with a 41.3% decrease y-o-y. In the year, the cost reduction reached 21.9% compared to 2014. Thus, selling, general and administrative expenses ended 2015 11.1% lower y-o-y.

Net Income

Net income for the period was R$13.8 million, compared to R$1.7 million in the 3Q15 and R$36.8 million in the 4Q14. This was due to the segment’s lower revenues related to the product sales mix in the period and also to the higher contribution of AUSA equity income. 2015 net income totaled R$44.1 million, compared to R$66.9 million in 12M14. Excluding the R$26.7 million in equity income from Alphaville, the Gafisa segment had a net loss in 4Q15 of R$12.9 million, compared to a profit of R$16.1 million recorded in 4Q14 and a R$0.5 million profit in 3Q15. In 2015, the segment’s net loss was R$5.9 million, compared to net income of R$34.6 million in the same period last year, due to the following: (i) lower level of revenues; (ii) higher operating expenses; and (iii) negative impact of net financial income in 2015 when compared to 2014.

Table 3 – Gafisa Segment – Net Income (R$ Million)

Gafisa Segment (R$ 000)	4Q15	3Q15	4Q14	12M15	12M14
Adjusted Gross Profit	127.4	152.6	150.8	532.6	560.3
Adjusted Gross Margin	36.1%	37.9%	30.7%	36.9%	35.4%
Net Profit	13.8	1.7	36.8	44.1	66.9
Equity Income from Alphaville¹	26.7	1.2	20.7	50.0	32.3
Net Profit Ex-Alphaville	(12.9)	0.5	16.1	(5.9)	34.6

7

TENDA SEGMENT

Maintenance of Operational Profitability and Net Income Impacted by Non-Recurring Effects

Table 4. Tenda Segment – Operating and Financial Highlights – (R$000 and % Tenda)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Launches	302,635	318,585	-5%	241,549	25%	1,088,941	613,299	78%
Net pre-sales	237,452	245,195	-3%	126,594	88%	1,016,131	395,981	157%
Net pre-sales of Launches	192,275	162,543	18%	92,638	108%	507,570	176,823	187%
Sales over Supply (SoS)	20.9%	23.0%	-210 bps	13.3%	760 bps	53.0%	32.3%	2,070 bps
Delivered projects (Units)	1,480	1,304	13%	1,624	-9%	5,711	6,264	-9%
Net Revenue	206,822	221,560	-7%	158,329	31%	850,962	570,138	49%
Adjusted Gross Profit[1]	61,927	71,150	-13%	45,262	37%	260,162	153,088	70%
Adjusted Gross Margin[1]	29.9%	32.1%	-220 bps	28.6%	130 bps	30.6%	26.9%	370 bps
Adjusted EBITDA[2]	1,464	24,403	-94%	(30,856)	-105%	62,203	(67,503)	-
Adjusted EBITDA Margin[2]	0.7%	11.0%	-1,030 bps	-19.5%	2,020 bps	7.3%	-11.8%	-450 bps
Net Income (Loss)	(12,991)	11,830	-	(28,774)	55%	30,320	(109,437)	-
Backlog Revenues	266,463	251,343	6%	130,851	104%	266,463	130,851	104%
Backlog Results[3]	117,772	109,040	8%	40,190	193%	117,772	40,190	193%
Backlog Margin[3]	44.2%	43.4%	80 bps	30.7%	1,350 bps	44.2%	30.7%	1,350 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

The last quarter of 2015 marked the continuation of operational consolidation from Tenda's New Model, with solid sales speed and robust number of launches.

In 4Q15, Tenda recorded adjusted gross income of R$61.9 million, lower than the previous quarter, due to the lower revenue level, impacted by the sales mix in the period. The 4Q15 adjusted gross margin reached 29.9%, in line with previous quarters. Notably, in the 3Q15 a portion of the accumulated profit sharing provision, related to emplyees directly related to operating processes, was reallocated to G&A expenses, representing a one-off, one-time impact of 2.3 p.p. on the adjusted gross margin in the quarter. In the year, the adjusted gross margin reached 30.6%, up from the 26.9% in 2014.

Adjusted EBITDA totaled R$1.5 million in the quarter, impacted by non-recurring effects of R$22.2 million as adjustment in the accounting balance of receivables and increase in the provision of receivables portfolio, of projects prior to 2012, compared to R$24.4 million in 3Q15 and a 4Q14 negative adjusted EBITDA of R$30.9 million. The adjusted EBITDA margin reached 0.7% in 4Q15, higher than the negative margin recorded in 4Q14. Even considering the non-recurring impact mentioned above, in the year the adjusted EBITDA margin reached 7.3% compared to the negative 11.8% margin posted in 2014. This result reflecs the operational consolidation of Tenda’s New Model, which contributed to a strong expansion in the  Tenda’s segment EBITDA during this period.

8

Net Income

In 4Q15, the Tenda segment was specially impacted by the non-recurring effects totaling R$22.2 million: (i) R$11.0 million as an effect of the increase in the provision of the portfolio of receivables from projects prior to 2012; and (ii) R$11.2 million as an adjustment in the accounting balance of receivables. As a result, net income for the quarter was negative R$13.0 million, a decrease from positive R$11.8 million recorded in 3Q15, but an improvement from the net loss of R$28.8 million in 4Q14.

In 2015, net income was R$30.3 million, compared to a net loss of R$109.4 million in the previous year, reflecting the improved operating and financial performance of the Tenda segment.

Table 5 – Tenda Segment – Net Income (R$ Million)

Tenda Segment (R$ million)	4Q15	3Q15	4Q14	12M15	12M14
Adjusted Gross Profit	61.9	71.2	45.3	260.2	153.1
Adjusted Gross Margin	29.9%	32.1%	28.6%	30.6%	26.9%
Net Profit	(13.0)	11.8	(28.8)	30.3	(109.4)

9

RECENT EVENTS

UPDATED STATUS OF THE SPIN-OFF PROCESS AND RECENT DEVELOPMENTS

At the end of 2015, the Company progressed with the evaluation of the potential separation of the Gafisa and Tenda business units. Since commencing the spin-off process in February 2014, the Company executed multiple initiatives in order to make the two business units independent of one another from both an operational perspective, as well as a capital structure standpoint.

The Company’s analysis of an appropriate capital structure is one of the main processes that is still ongoing. The Company continues to work in order to achieve the conditions deemed necessary for the desired capital structure model, which takes into consideration the business cycles of each of the business units.

As previously communicated in a Material Fact released to the market on April 29, 2015, these actions are ongoing and are taking longer than had been initially expected. As a result of this, and the on-going assessment of an appropriate capital structure, it is not yet possible to determine when the potential separation will be concluded.

The Company will keep its shareholders and the market informed of any developments related to the subjects mentioned above.

ALLOCATION OF THE 2015 FISCAL YEAR RESULTS

In accordance with Article 47, paragraph 2 (b) of the Bylaws, 25% of the balance of net income of the fiscal year will be allocated for the payment of the statutory dividend to all shareholders after the deductions provided for in the Bylaws and adjusted pursuant to article 202 of Brazilian Corporate Law.

Due to the R$74.4 million income calculated in the year ended on December 31, 2015, the Company's management will propose, at the Annual General Meeting, the distribution of approximately R$17.7 million - about R$0.048 per share. This distribution will allow shareholders to gauge a dividend yield of approximately 2.0%, based on the 2015 closing price.

UPDATE TO SHARE BUYBACK PROGRAM

The third stock buyback program, limited to 27 million common shares, expired and was closed.  Only 1 million common shares were effectively acquired, with total disbursement of R$2.0 million.

Reaffirming its commitment to generating shareholder value, on March 3, 2016, the Company approved the creation of the fourth share buyback program, up to a maximum of 8.2 million common shares which, when added to the 10.6 million shares currently held in treasury, correspond to 5% of the total common shares issued by the Company. The goal of the program is to efficiently use the Company’s available funds, aiming at medium and long-term profitability, being a portion of the shares to be acquired to be allocated for the exercise of the options and/or shares to be granted in the Stock Option Plan, as approved at the Company’s Extraordinary General Meeting.

The Company also reaffirms its commitment to capital discipline. The execution of the program is conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity ratio in a level equal or lower than 60% at the time of the shares’ purchase. The Company’s Executive Officers are authorized to determine the opportunities in which operations will be performed, as well as the amount of shares to be effectively traded.

10

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000..

Operating Results

Launches and Pre-Sales

Fourth quarter 2015 launches totaled R$380.3 million, representing 5 projects/phases located in São Paulo. The sales speed of these launches reached 23.6%. In 2015, the Gafisa segment totaled R$996.3 million in launches, representing 47.8% of consolidated launches.

The Gafisa segment’s 4Q15 gross pre-sales totaled R$370.5 million. Dissolutions reached R$125.3 million and net pre-sales reached R$245.2 million, stable when compared to 3Q15 and an increase of 38.3% compared to 4Q14. In 2015, net pre-sales reached R$914.8 million, an increase of 12.8% from 2014.

The Company continues to concentrate its efforts on the sale of remaining units. As a result, approximately 28% of net sales during the quarter related to projects launched before the end of 2013. Considering the full year 2015 launches, 43.7% of net sales are related to projects launched before the end of 2013, which resulted in an improvement of the inventory profile of the Gafisa segment.

Table 6. Gafisa Segment – Launches and Pre-sales (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Launches	380,270	288,234	32%	-	-	996,316	1,023,012	-3%
Pre-Sales	245,196	247,608	-1%	177,294	38%	914,796	811,032	13%

11

Sales over Supply (SoS)

The Gafisa segment’s sales velocity was 31.1% in 2015, compared to 26.1% in 2014. In 4Q15, Gafisa’s SoS reached 10.8%, in line with the previous quarter and up from the 7.2% in 4Q14.

Dissolutions

The weak economic conditions observed in 2015 have directly impacted consumer confidence and, accordingly, the level of dissolutions. Due to the challenging operating environment, the level of dissolutions in the Gafisa segment reached R$125.3 million in 4Q15, a decrease compared to R$147.2 million in 3Q15 and an increase from the R$84.9 million in 4Q14. Notably, the level of dissolutions in 2015 has been impacted by the increased volume of deliveries in the period. During the 2015, 4,986 units were delivered, corresponding to R$2.4 billion in PSV, nearly a 50% increase from 2014 deliveries. In 2015, the volume of dissolutions was R$512.9 million, 17.6% higher than in 2014.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive approach in the credit review process at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, even amid a unfavorable economic environment. As an example of the efficiency achieved in this process, of all customers who asked for transfers in 2015, only 3.2% have been rejected in the bank’s credit analysis, i.e. out of the 2.045 units asking for transfers, only 65 were not accepted.

In recent quarters the Gafisa segment has been able to reduce the level of dissolutions by enabling customers facing financial pressure to swap their units for those that better match their financial position. Such unit conversions accounted for approximately 35.3% of total dissolved PSV in 2015, resulting in the reversal of R$ 126.6 million into new sales. This exchange process reflects the flexibility of Gafisa’s product portfolio.

In the full year 2015, 972 Gafisa units were cancelled and 670 units, representing R$383.7 million, were already resold within the period.

12

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to 2014 represented 47.3% of net sales in the period. In 2015, inventory as a percentage of sales reached 69.2%. The market value of the Gafisa segment’s inventory remained stable q-o-q and decreased by 11.6% y-o-y, totaling
R$2.0 billion. The reduction reflects current market conditions and the effect of the sales income in the period, as well as pricing adjustments on several legacy projects. Finished units outside of core markets accounted for
R$72.7 million, or 3.6% of total inventory.

        Table 7. Gafisa Segment – Inventory at Market Value (R$000)
	Inventories BoP 3Q15	Launches	Dissolutions	Gross Sales	Adjustments[1]	Inventories EoP 4Q15	% Q/Q
São Paulo	1,352,527	380,270	97,934	(320,213)	(50,192)	1,460,326	8.0%
Rio de Janeiro	561,011	-	20,743	(37,669)	(47,854)	496,231	-11.5%
Other Markets	96,648	-	6,603	(12,595)	(17,960)	72,697	-24.8%
Total	2,010,186	380,270	125,280	(370,476)	(116,006)	2,029,254	0.9%

* The period adjustments are a reflection of updates related to the project scope, release date and pricing update in the period.

During the same period, finished units represented R$418.0 million, or 20.6% of total inventory. Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented
R$72.7 million, a decrease of 49.2% when compared to the R$143.1 million recorded last year and down 24.8% from 3Q15. The Company estimates that through the end of 2016, it will have monetized a large portion of its inventory in non-core markets, based on the sales rate observed in these markets over the past few quarters.

In regards to Gafisa’s inventory, approximately 56%, or R$1.1 billion, is concentrated in projects to be delivered from 4Q16 on, not representing an immediate increase in the segment’s volume of inventory of finished units.

Table 8. Gafisa Segment – Inventory at Market Value – Construction Status (R$000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units¹	Total 4Q15
São Paulo	-	141,441	761,161	461,081	96,643	1,460,326
Rio de Janeiro	-	4,267	91,630	151,722	248,612	496,231
Other Markets	-	-	-	-	72,697	72,697
Total	-	145,708	852,791	612,803	417,953	2,029,254

1)      Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

13

Landbank

The Gafisa segment land bank, with a PSV of approximately R$6.0 billion, is comprised of 27 potential projects/ phases, amounting to nearly 11,600 units. 72% of potential projects/phases are located in São Paulo and 28% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, impacting the total percentage of land acquired, totaling 59%.

Table 9. Gafisa Segment – Landbank (R$000)

	PSV (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	4,286,656	48.3%	48.3%	0.0%	8,428	9,269
Rio de Janeiro	1,666,187	75.2%	75.2%	0.0%	2,280	2,280
Total	5,952,842	58.5%	58.5%	0.0%	10,709	11,550

        Table 10. Gafisa Segment – Changes in the Landbank (3Q15 x 4Q15 - R$000)
	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	4,492,656	171,768	(380,270)	-	2,502	4,286,656
Rio de Janeiro	1,203,000	424,388	-	-	38,800	1,666,187
Total	5,695,656	596,155	(380,270)	-	41,301	5,952,842

In 4Q15, the Company acquired four new land plots with a PSV of R$596.2 million, representing an acquisition cost of R$97.6 million. The acquisition was 78% financed by cash and 22% financed by swap agreements. It is important to note that the cash disbursement is aligned with the timeline of projects to be launched in these plots, which is scheduled over the next two years.

The quarterly adjustments reflect updates related to project scope, expected launch date, and inflationary adjustments to the land bank during the period.

Gafisa Vendas

During 2015, Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 66% of gross sales. Gafisa Vendas currently has a team of 550 highly trained, dedicated consultants, in addition to an online sales force.

Delivered Projects

During 4Q15, 8 projects/phases totaling 1,641 units were delivered, accounting for R$1.0 billion in PSV. In 2015, 22 projects/phases totaling 4,986 units were delivered, accounting for R$2.4 billion in PSV, compared to 23 projects/phases delivered in 2014, representing 3,806 units and R$1.6 billion in PSV compared to the prior year.

Currently, Gafisa has 28 projects under construction, all of which are on schedule according to the Company’s business plan.

14

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units up to 90 days after the delivery of the project. In accordance with this policy, transfers totaled R$241.8 million in PSV in the fourth quarter.

Of the year to date deliveries totaling R$2.4 billion, corporate projects comprised 40.4%. Financing arrangements for corporate projects differ from that of residential projects, resulting in a smaller contribution to transfer volumes, which impacted cash generation in the delivery period.

Table 11. Gafisa Segment – Delivered Project

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
PSV Transferred ¹	241,800	153,646	57%	270,759	-11%	763,289	894,368	-15%
Delivered Projects	8	-	-	8	0%	18	23	-22%
Delivered Units	1,641	-	-	1,412	16%	4,986	3,806	31%
Delivered PSV²	1,027,824	-	-	520,005	98%	2,374,541	1,648,131	44%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

15

Financial Results

Revenues

4Q15 net revenues for the Gafisa segment totaled R$352.4 million, a decrease of 12.4% q-o-q and a decrease of 28.2% y-o-y, due to the mix of sales in the period, which was more concentrated in projects launched since 2014.

In 4Q15, 98.7% of Gafisa segment revenues were derived from projects located in Rio de Janeiro and São Paulo, while 1.3% were derived from projects in non-core markets. The table below provides additional details.

Table 12. Gafisa Segment – Revenue Recognition (R$000)

		4Q15				4Q14
Launches	Pre-sales	% Sales	Revenue	% Revenue	Pre-sales	% Sales	Revenue	% Revenue
2015	129,227	53%	53,411	15%	-	0%	-	0%
2014	47,434	19%	96,876	27%	57,770	33%	130,221	27%
2013	50,322	21%	95,112	27%	23,374	13%	60,233	12%
≤ 2012	18,212	7%	107,025	31%	96,150	54%	300,494	61%
Total	245,196	100%	352,424	100%	177,294	100%	490,947	100%
SP + RJ	239,205	98%	347,715	99%	145,593	82%	480,157	98%
Other Markets	5,991	2%	4,709	1%	31,701	18%	10,790	2%

Gross Profit & Margin

Gross profit for the Gafisa segment in 4Q15 was R$84.2 million, a decrease from R$108.8 million in 3Q15, and R$101.1 million versus the prior year period, due to the lower top line result in the period. The 4Q15 gross margin of 23.9% was a result of the following factors: (i) updated pricing on some projects reflect current market conditions and; (ii) the effect of higher financial costs allocated to the project portfolio.

Excluding financial impacts, the adjusted gross margin reached 36.1% in 4Q15 compared to 37.9% in the 3Q15 and 30.7% in 4Q14, reflecting relatively stable levels of profitability in the Gafisa segment. This is a result of the strategic consolidation in the metropolitan regions of São Paulo and Rio de Janeiro and the completion of older projects in other non-core markets.

The table below contains more details on the breakdown of Gafisa’s gross margin in 4Q15.

Table 13. Gafisa Segment – Gross Margin (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net Revenue	352,424	402,483	-12%	490,947	-28%	1,443,357	1,580,860	-9%
Gross Profit	84,191	108,830	-23%	101,114	-17%	381,436	415,862	-8%
Gross Margin	23.9%	27.0%	-310 bps	20.6%	330 bps	26.4%	26.3%	10 bps
(-) Financial Costs	43,201	43,797	-1%	49,692	-13%	151,185	144,392	5%
Adjusted Gross Profit	127,392	152,627	-17%	150,806	-16%	532,621	560,254	-5%
Adj. Gross Margin	36.1%	37.9%	-180 bps	30.7%	540 bps	36.9%	35.4%	150 bps

Table 14. Gafisa Segment – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	4Q15
Net Revenue	347,715	4,709	352,424
Adjusted Gross Profit	125,369	2,023	127,392
Adjusted Gross Margin	36.1%	43.0%	36.1%

16

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$55.3 million in the 4Q15, stable y-o-y and up 18.7% q-o-q, as a result of the higher selling expense in the period. In the year, these expenses totaled R$195.4 million, or 11.1% below the R$219.9 million recorded in the previous year.

Selling expenses increased 70.1% compared to 3Q15 and 47.9% from 4Q14, due to the higher volume of launches in 4Q15 and the partial recognition of expenses related to 3Q15 launches, which were disbursed during the 4Q15 period. For the full year 2015, selling expenses increased 3.0% compared with the same period last year, as a result of the necessary additional effort to increase sales, due to the current macroeconomic scenario. In parallel to the slight increase in selling expenses, it is worth noting the increase of 14.5% in gross sales at the Gafisa segment.

The segment’s general and administrative expenses reached R$17.0 million in 4Q15, a decrease of 41.3% compared to the previous year and a 29.4% decline q-o-q. This decrease is a result of the partial reversal of provision for bonuses that had a net effect of R$8.0 million, recorded in 4Q15. Excluding this effect, there was a 13.6% decrease y-o-y and a slight increase of 3.8% q-o-q. In 2015, general and administrative expenses reached R$97.4 million compared to R$124.8 million in 2014, representing a relevant y-o-y decrease of 21.9%. The Company ended the year with 950 employees, a 21% reduction compared to December 2014 .

The reduction in SG&A expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve a level of costs and expenses that are appropriate for the current stage of the business cycle and economic outlook.

Table 15. Gafisa Segment – SG&A Expenses (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Selling Expenses	38,338	22,543	70%	25,930	48%	97,949	95,063	3%
G&A Expenses	17,004	24,087	-29%	28,947	-41%	97,442	124,833	-22%
Total SG&A Expenses	55,342	46,630	19%	54,877	1%	195,391	219,896	-11%
Launches	380,270	288,234	32%	-	-	996,316	1,023,012	-3%
Net Pre-Sales	245,196	247,608	-1%	177,294	38%	914,796	811,032	13%
Net Revenue	352,424	402,483	-12%	490,947	-28%	1,443,357	1,580,860	-9%

Other Operating Revenues/Expenses reached R$27.1 million in 4Q15, a decrease of 11.4% compared to 3Q15, and an increase of 17.0% compared to 4Q14. In the 2015, this account totaled R$107.6 million, up by 36.1% compared to 2014, substantially represented by R$91.2 million in provision for contingencies recognized in the 2015 and R$16.4 million for operating expenses of diverse nature.

This y-o-y increase reflects the higher levels of litigation expenses related to increased deliveries of older projects in 2012, 2013 and 2014.

The Company continues to be proactive and to mitigate risks associated with potential contingencies. Among a few initiatives that have been implemented during the year, we highlight: (i) agreements policy; (ii) new remuneration model of attorney fees; (iii) legal committee for ongoing litigation monitoring.

The table below contains more details on the breakdown of this expense.

17

         Table 16. Gafisa Segment – Other Operating Revenues/ Expenses (R$000)
	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y(%)
Litigation expenses	(23,087)	(23,519)	-2%	(21,450)	8%	(91,193)	(61,869)	47%
Expenses w/ updating the balance of the stock options program for AUSA shares	-	-	-	(3,816)	-	-	(17,679)	-
Other	(4,042)	(7,087)	-43%	2,072	-	(16,441)	435	-
Total	(27,129)	(30,606)	-11%	(23,194)	17%	(107,634)	(79,113)	36%

The strong volume of deliveries over the past three years, due to the delivery of delayed projects in discontinued markets, led to an increase in the level of contingencies. The Gafisa segment has since concentrated its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This new strategic geographical positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$49.9 million in 4Q15, representing a decrease of 25.4% compared to R$66.8 million in the prior quarter and a decrease of 39.1% compared to R$81.8 million in 4Q14. Adjusted EBITDA for 2015 was R$227.4 million, compared to R$296.7 million in 2014. In comparison to the prior-year period, despite the consistent adjusted gross margin, 4Q15 EBITDA was impacted by the following factors: (i) lower revenue in the quarter due to the sales mix; and (ii) higher level of selling expenses due to higher volume of launches in the quarter. In regards to the full year 2015, R$28.5 million of the increase in expenses related to contingencies, recognized as Other Revenues/Expenses. Note that adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin, using the same criteria, increased to 14.1% compared to 16.6% in 3Q15 and to from 16.7% recorded in 4Q14. In the full year 2015, EBITDA margin reached 15.8% compared with 18.8% reported in 2014.

Table 17. Gafisa Segment – Adjusted EBITDA (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net (Loss) Profit	13,818	1,656	734%	36,819	-62%	44,129	66,887	-34%
(+) Financial Results	13,472	17,719	-24%	(9,065)	-	43,901	16,250	170%
(+) Income taxes	(1,827)	(5,143)	-64%	(11,072)	-83%	658	8,947	-93%
(+) Depreciation & Amortization	7,805	8,422	-7%	33,346	-77%	32,585	63,607	-49%
(+) Capitalized interests	43,201	43,797	-1%	49,692	-13%	151,185	144,392	5%
(+) Expense w Stock Option Plan	1,966	1,919	2%	2,087	-6%	7,825	29,351	-73%
(+) Minority Shareholders	(1,873)	(356)	426%	774	-	(2,847)	(439)	549%
(-) Alphaville Effect Result	(26,704)	(1,168)	2186%	(20,738)	29%	(50,043)	(32,299)	55%
Adjusted EBITDA	49,858	66,846	-25%	81,843	-39%	227,393	296,695	-23%
Net Revenue	352,424	402,483	-12%	490,947	-28%	1,443,357	1,580,860	-9%
Adjusted EBITDA Margin	14.1%	16.6%	-250 bps	16.7%	-260 bps	15.8%	18.8%	-300 bps

1)      EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

18

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$192.4 million in 4Q15. The consolidated margin was 38.7% in the quarter, in line with 39.8% posted in last year’s fourth quarter.

Table 18. Gafisa Segment – Results to be recognized (REF) (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)
Revenues to be recognized	497,561	557,508	-11%	894,344	-44%
Costs to be recognized (units sold)	(305,206)	(341,698)	-11%	(538,090)	-43%
Results to be recognized	192,355	215,810	-11%	356,254	-46%
Backlog Margin	38.7%	38.7%	-	39.8%	-110 bps

19

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.500.

Operating Results

Launches and Sales

Fourth quarter launches totaled R$302.6 million and included 9 projects/phases in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul and Bahia. The Tenda segment accounted for 44.3% of launches in the quarter. In the year, launch volumes reached R$1.1 billion, representing 52.2% of consolidated launches in 2015.

During 4Q15, gross sales reached R$277.3 million and dissolutions were R$39.9 million, resulting in total net pre-sales of R$237.5 million. 4Q15 net pre-sales were slightly below the previous quarter, but 87.6% higher compared with 4Q14 levels. Notably, the Tenda segment’s sales performance in the quarter was impacted by a strike in the banking system at the end of 2015. In the full year 2015, the volume of dissolutions was R$192.0 million and net pre-sales totaled R$1.0 billion, up 156.6% from R$396.0 million of net sales recorded in 2014.

Sales from units launched during 2015 accounted for 50.0% of total sales, while sales from units launched during 4Q15 accounted for 27.1% of total sales.

Table 19. Tenda Segment – Launches and Pre-sales (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Launches	302,635	318,585	-5%	241,549	25%	1,088,941	613,299	78%
Pre-Sales	237,452	245,195	-3%	126,594	88%	1,016,131	395,981	157%

20

Sales over Supply (SoS)

In 4Q15, sales velocity (sales over supply) was 20.9%, and on a trailing 12 month basis, Tenda’s SoS was 53.0%.

Below is a breakdown of Tenda’s SoS, which includes both legacy and New Model projects throughout 4Q15.

Table 20. SoS Gross Revenue (Ex-Dissolutions)

	4Q14	1Q15	2Q15	3Q15	4Q15
New Model	22.0%	32.7%	37.4%	29.6%	27.4%
Legacy	17.5%	20.1%	24.3%	19.4%	13.3%
Total	20.2%	28.6%	33.4%	26.9%	24.4%

Table 21. SoS Net Revenue
	4Q14	1Q15	2Q15	3Q15	4Q15
New Model	18.8%	30.9%	35.2%	27.1%	24.9%
Legacy	5.0%	7.0%	12.0%	11.4%	5.2%
Total	13.3%	23.3%	28.2%	23.0%	20.9%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$39.9 million in 4Q15, a decrease of 5.1% from 3Q15 and a decrease of 39.8% compared to 4Q14.

Due to its transfer policy, which occurs immediately after the sale, and the reduction of the legacy portfolio, the Tenda segment continues to support a lower volume of dissolutions. Approximately 45% of the dissolutions in the period were related to old projects, and accounted for only 11.4% of gross sales for the quarter and 18.9% for the full year.

Table 22. PSV Dissolutions – Tenda Segment (R$ thousand and % of total gross sales)

	4Q14	% GS	1Q15	% GS	2Q15	% GS	3Q15	% GS	4Q15	% GS
New Model	18,003	9.3%	12,594	4.2%	15,648	4.5%	19,576	6.8%	22,201	8.0%
Legacy Projects	48,281	25.0%	43,737	14.6%	38,115	11.1%	22,447	7.8%	17,686	6.4%
Total	66,285	34.4%	56,332	18.8%	53,763	15.6%	42,023	14.6%	39,887	14.4%

21

         Table 23. Tenda Segment – Net Pre-sales by Market (R$ million)
	1Q12	2Q12	3TQ2	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
New Model
Gross Sales	-	-	-	-	13.6	57.0	59.7	84.5	94.3	116.3	75.2	125.6	232.6	268.5	233.1	245.6
Dissolutions	-	-	-	-	-	(2.1)	(7.4)	(6.3)	(34.2)	(25.1)	(31.6)	(18.0)	(12.6)	(15.7)	(19.6)	(22.2)
Net Sales	-	-	-	-	13.6	54.9	52.3	78.2	60.2	91.2	43.5	107.6	220.0	252.8	213.5	223.4
Legacy Projects
Gross Sales	249.1	344.9	293.8	287.9	225.6	270.7	223.9	154.2	150.6	183.0	107.1	67.3	67.3	75.2	54.1	31.7
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(155.7)	(126.0)	(68.8)	(159.0)	(92.5)	(114.7)	(48.3)	(43.7)	(38.1)	(22.4)	(17.7)
Net Sales	(90.4)	15.7	30.0	(29.7)	(6.9)	115.0	97.9	85.4	(8.4)	90.6	(7.6)	19.0	23.5	37.1	31.7	14.0
Total
Dissolutions (Units)	3,157	2,984	2,202	2,509	1,700	1,172	924	491	1,270	820	948	428	367	373	286	268
Gross Sales	249.1	344.9	293.8	287.9	239.3	327.7	283.6	238.7	244.9	299.3	182.2	192.9	299.9	343.7	287.2	277.3
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(157.8)	(133.5)	(75.1)	(193.2)	(117.6)	(146.3)	(66.3)	(56.3)	(53.8)	(42.0)	(39.9)
Net Sales	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5	289.9	245.2	237.4
Total (R$)	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5	289.9	245.2	237.4
MCMV	(95.7)	21.5	8.0	(3.6)	36.2	142.6	119.2	122.4	57.2	151.4	39.0	116.7	217.7	260.0	216.4	223.4
Out of MCMV	6.3	(5.7)	22.1	(26.0)	(29.4)	29.2	30.9	41.2	(5.4)	30.3	(3.1)	9.9	25.8	29.9	28.8	14.0

Tenda remained focused on the completion and delivery of legacy projects, delivering the last two legacy projects in 3Q15. In addition, the Company is dissolving contracts with ineligible clients, so as to sell the units to new, qualified customers.

Tenda had 1,293 units cancelled and returned to inventory in the 2015, of which 809 units were already resold to qualified customers during the same period. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be completed.

Tenda Segment Transfers

In the 4Q15, 1,549 units were transferred to financial institutions, representing R$205.7 million in net pre-sales.

Table 24. Tenda Segment – PSV Transferred – Tenda (R$000)

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
New Model	-	26,609	52,466	42,921	49,776	69,563	59,736	67,621	114,939	199,423	194,719	165,691
Legacy	274,358	249,699	230,613	145,038	139,721	154,155	100,361	74,773	59,110	61,566	53,912	40,050
Total	274,358	276,308	283,079	187,959	189,497	223,717	160,097	142,393	174,049	260,989	248,631	205,741

1) PSV transferred refers to the conclusion of the transfer operation.
2) PSV = Potential sales volume of the units.

Tenda Segment Delivered Projects

During 4Q15, Tenda delivered 5 projects/phases and 1,480 units, accounting for a PSV of R$211.4 million. In 2015, 21 projects/phases and 5,711 units were delivered, accounting for a PSV of R$802.5 million. The New Model accounted for 3,863 units and R$555.5 million in PSV during the full year 2015.

22

Inventory

The market value of Tenda inventory was R$899.8 million at the end of the 4Q15, up 9.6% compared to R$820.7 million at the end of 3Q15. This increase is due to the large volume of launches throughout the quarter. Inventory related to the legacy units for the Tenda segment totaled R$226.2 million or 25.1% of the total, down 8.4% versus 3Q15 and 38.0% as compared to 4Q14. During the quarter, inventory comprising units within the Minha Casa Minha Vida program totaled R$800.5 million, or 89.0% of total inventory, while units outside the program totaled R$99.3 million, a decrease of 12.4% q-o-q and 39.3% y-o-y.

Table 25. Tenda Segment – Inventory at Market Value (R$000) – by Region

	Inventory EP 3Q15	Launches	Dissolutions	Pre-Sales	Price Adjustment + Others	Inventory EP 4Q15	% Q/Q
São Paulo	156,627	160,253	8,946	(82,558)	8,233	251,501	60.6%
Rio Grande do Sul	57,500	37,966	2,763	(23,629)	2,210	76,811	33.6%
Rio de Janeiro	226,330	64,091	14,596	(58,334)	162	246,844	9.1%
Bahia	134,860	40,324	4,730	(47,028)	909	133,795	-0.8%
Pernambuco	89,326	-	2,075	(24,455)	1,406	68,351	-23.5%
Minas Gerais	97,778	-	3,806	(30,667)	973	71,890	-26.5%
Others	58,324	-	2,972	(10,667)	(7)	50,621	-13.2%
Total Tenda	820,745	302,635	39,887	(277,339)	13,885	899,813	9.6%
MCMV	707,339	302,635	28,264	(251,671)	13,919	800,486	13.2%
Out of MCMV	113,405	-	11,623	(25,668)	(33)	99,327	-12.4%

¹ The quarter adjustments reflect updates related to project scope, expected launch date and price adjustments during the period.

Table 26. Tenda Segment – Inventory at Market Value (R$000) – Construction Status

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 4Q15
New Model - MCMV	210,620	253,742	165,673	41,005	2,600	673,640
Legacy – MCMV	-	-	54,930	-	71,916	126,846
Legacy – Out of MCMV	-	-	-	-	99,327	99,327
Total Tenda	210,620	253,742	220,603	41,005	173,844	899,813

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Regarding legacy projects, the Tenda segment is still awaiting legal approval for a suspended project with a total PSV of R$54.9 million to move forward with construction.

23

Tenda Segment Landbank

The Tenda segment landbank, with a PSV of approximately R$4.7 billion, is comprised of 133 different projects/phases. Out of these projects/phases 23% are located in São Paulo, 14% in Rio Grande do Sul, 22% in Rio de Janeiro, 5% in Minas Gerais, 26% in Bahia, and 10% in Pernambuco. In total these projects/phases reflect more than 34,000 units.

Table 27. Tenda Segment – Landbank (R$000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	1,088,294	0.0%	0.0%	0.0%	6,921	6,921
Rio Grande do Sul	653,968	17.1%	4.5%	12.6%	4,820	4,820
Rio de Janeiro	1,043,191	18.3%	18.3%	0.0%	7,429	7,429
Bahia	1,209,478	11.5%	11.5%	0.0%	9,632	9,632
Pernambuco	481,380	21.8%	9.4%	12.3%	3,840	3,840
Minas Gerais	256,628	49.9%	49.9%	0.0%	1,780	1,780
Total	4,732,938	14.2%	10.7%	3.5%	34,422	34,422

Table 28. Tenda Segment – Changes in the Landbank (3Q15 x 4Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
São Paulo	739,158	510,028	(160,253)	(638)	1,088,294
Rio Grande do Sul	539,346	151,783	(37,966)	805	653,968
Rio de Janeiro	1,053,161	55,704	(64,091)	(1,582)	1,043,191
Bahia	1,164,363	86,509	(40,324)	(1,070)	1,209,478
Pernambuco	316,268	165,111	-	-	481,380
Minas Gerais	208,388	48,239	-	-	256,628
Total	4,020,685	1,017,375	(302,635)	(2,486)	4,732,938

In 4Q15, the Tenda segment acquired new land plots with a potential PSV of R$1.0 billion. In the last quarter, 19 land plots were acquired, representing an acquisition cost of R$81.2 million, 95% to be paid in cash and 5% in swaps, with cash disbursement to occur over the next few quarters. Outside of these acquisitions, seven land plots were reinstated, with a PSV of approximately R$194.3 million. These land plots were previously for sale, however, with the positive results of the latest feasibility studies, they were re-added to the landbank.

24

New Model Update and Turnaround

During 2015, Tenda launched projects under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline.

Currently, the Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. Tenda has a total of 51 projects and a launched PSV of R$2,016.1 million to date. Below is a brief description of the average performance of these projects, per region.

Notably, the Tenda segment has delivered 19 projects, totaling 5,683 units and R$783.4 million in PSV, all of them attaining the performance and profitability drivers established for the New Model.

Table 29. Tenda – New Model Monitoring 2013, 2014 and 2015

	SP	RJ	BA	PE	MG	RS	2013
Number of Projects	4	1	2	-	-	-	7
Units Launched	1,380	300	779	-	-	-	2,459
Total PSV (R$000)	190	40	84	-	-	-	314
Units Sold	1,378	295	774	-	-	-	2,447
% Sold	100%	98%	99%	-	-	-	100%
SoS Avg (Month)	11%	6%	5%	-	-	-	9%
Transfers	1,378	265	762	-	-	-	2,405
% Transferred (Sales)	100%	88%	98%	-	-	-	98%
Work Progress	100%	100%	100%	-	-	-	100%

	SP	RJ	BA	PE	MG	RS	2014
Number of Projects	4	4	4	1	1	-	14
Units Launched	720	1,511	1,220	432	432	-	4,315
Total PSV (R$000)	118	225	151	59	60	-	613
Units Sold	719	1,324	1,175	425	413	-	4,056
% Sold	100%	88%	96%	98%	96%	-	94%
SoS Avg (Month)	12%	6%	8%	7%	5%	-	7%
Transfers	689	1,007	1,078	403	348	-	3,525
% Transferred (Sales)	96%	68%	90%	93%	81%	-	82%
Work Progress	100%	89%	88%	100%	60%	-	89%

	SP	RJ	BA	PE	MG	RS	2015
Number of Projects	10	7	5	3	2	3	30
Units Launched	2,180	1,751	1,584	944	372	880	7,711
Total PSV (R$000)	339	253	198	122	53	124	1,089
Units Sold	1,272	413	665	443	163	616	3,571
% Sold	58%	24%	42%	47%	44%	70%	46%
SoS Avg (Month)	16%	5%	9%	7%	12%	15%	11%
Transfers	1,048	185	480	337	95	411	2,556
% Transferred (Sales)	47%	11%	34%	36%	25%	46%	33%
Work Progress	36%	15%	29%	25%	31%	27%	27%

25

Financial Result

Revenues

Tenda’s 4Q15 net revenues totaled R$206.8 million, an increase of 30.6% compared with 4Q14, reflecting an increased volume of net sales as a result of lower levels of dissolutions. As shown in the table below, revenues from new projects accounted for 93.8% of Tenda’s revenues in 4Q15, while revenues from legacy projects accounted for the remaining 6.2%.

Table 30. Tenda – Pre-Sales and Recognized Revenues (R$000)

		4Q15			4Q14
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2015	192,275	81%	133,363	64%	-	-	-	-
2014	31,081	13%	62,673	30%	92,638	73%	53,475	34%
2013	59	0%	(1,949)	-1%	14,929	12%	56,375	36%
≤ 2012	14,037	6%	12,735	6%	19,026	15%	48,479	31%
Landbank Sale	-	0%	-	0%	-	0%	-	0%
Total	237,452	100%	206,822	100%	126,594	100%	158,328	100%
New Model	223,415	94%	194,088	94%	107,568	85%	109,850	69%
Legacy	14,037	6%	12,734	6%	19,026	15%	48,479	31%

Gross Profit & Margin

4Q15 gross profit totaled R$58.7 million, up significantly from R$49.5 million in 4Q14, and down from R$67.4 million in the 3Q15. Gross margin for the quarter reached 28.4%, compared to 31.3% in 4Q14 and 30.4% in 3Q15. The maintenance of higher gross margins is due to the increased contribution of projects launched under the New Business Model.

Tenda’s adjusted gross margin ended 4Q15 at 29.9%, above the 28.6% recorded in the previous year period, and lower than 32.1% in 3Q15. Notably, in the last quarter there was an impact from the allocation of the accumulated provision for profit sharing and results; this had a non-recurring effect of 2.3 percentage points on the adjusted gross margin. For the full year, adjusted gross margin reached 30.6%, higher than 26.9% recorded in 2014.

The table below shows Tenda’s gross margin breakdown in 4Q15

Table 31. Tenda – Gross Margin (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y(%)
Net Revenue	206,822	221,560	-7%	158,329	31%	850,962	570,138	49%
Gross Profit	58,660	67,390	-13%	49,533	18%	245,378	125,890	95%
Gross Margin	28.4%	30.4%	-200 bps	31.3%	-290 bps	28.8%	22.1%	670 bps
(-) Financial Costs	3,267	3,760	-13%	(4,271)	-	14,783	27,198	-46%
Adjusted Gross Profit	61,927	71,150	-13%	45,262	37%	260,162	153,088	70%
Adjusted Gross Margin	29.9%	32.1%	-220 bps	28.6%	130 bps	30.6%	26.9%	370 bps

26

Selling, General and Administrative Expenses (SG&A)

During 4Q15, selling, general and administrative expenses totaled R$39.1 million, a 9.4% decrease compared to 3Q15, and an increase of 10.2% y-o-y. In the full year 2015, SG&A totaled R$149.3 million, up 6.6% from 2014.

Selling expenses totaled R$18.3 million in 4Q15, a 12.7% increase q-o-q and a 63.6% increase y-o-y, due to the ongoing expansion in launch volumes and increased gross sales in the Tenda segment in the last quarters. In 2015, selling expenses increased 23.3% year-over-year to R$65.3 million. In parallel, the segment’s gross sales volume grew 31.4% in the same period.

In regards to G&A expenses, there was a decrease of 22.9% q-o-q and a decrease of 14.5% y-o-y. Again, it is worth mentioning the non-recurring adjustment of R$5.5 million in the allocation of a portion of the profit sharing provision, previously registered as cost and selling expenses. Excluding this effect, general and administrative expenses were similar in 4Q15. In 2015, general and administrative expenses totaled R$84.0 million, or R$78.5 million excluding the aforementioned effect, lower than the R$87.1 million recorded in 12M14.

Another step taken by the Tenda segment to improve its operational and financial cycle since 2013 is a reduction in the cost structure to a level more compatible with the current stage of the Company’s business model, in order to achieve better profitability.

Table 32. Tenda – SG&A Expenses (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y(%)
Selling Expenses	18,348	16,283	13%	11,212	64%	65,311	52,978	23%
General & Admin Expenses	20,723	26,861	-23%	24,235	-14%	83,971	87,073	-4%
Total SG&A Expenses	39,071	43,144	-9%	35,447	10%	149,282	140,051	7%
Launches	302,635	318,585	-5%	241,549	25%	1,088,941	613,299	78%
Net Pre-Sales	237,452	245,195	-3%	126,594	88%	1,016,131	395,981	157%
Net Revenue	206,822	221,560	-7%	158,329	31%	850,962	570,138	49%

The Other Operating Revenues/Expenses totaled an expense of R$20.4 million, an increase of 31.3 % compared to 3Q15, impacted by the non-recurring effect of R$11.0 million as an increase in the provision of the receivables portfolio from projects prior to 2012. In the year, this account, which is substantially represented by the R$27.3 million provision for contingencies recognized in the 2015 fiscal year and R$25.3 million related to operating expenses of diverse nature, totaled R$52.6 million, down 15.5 % compared to 2014.

Below, a breakdown of this expense is presented.

Table 33. Tenda Segment – Other Revenues/Operating Expenses (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y(%)
Litigation Expenses	(8,356)	(7,999)	4%	(14,331)	-42%	(27,256)	(51,178)	-47%
Other	(12,003)	(7,502)	60%	(11,199)	7%	(25,311)	(11,058)	129%
Total	(20,359)	(15,501)	31%	(25,530)	-20%	(52,567)	(62,236)	-16%

Over the past two years, the strong volume of deliveries related to delayed projects resulted in increased contingencies in the Tenda segment. The Company expects to see a reduction in the volume of such expenses over the coming years as a result of the delivery of the final legacy projects in 3Q15 and the full contribution of New Model projects which are demonstrating strong operational performance.

27

Adjusted EBITDA

Adjusted EBITDA was R$1.5 million in 4Q15, a continuation of profitability from R$24.4 million in 3Q15 and a reversal of the R$30.9 million EBITDA loss in 4Q15. Despite the increase over the previous year, sequentially adjusted EBITDA was impacted by the following: (i) lower volume of revenues in the quarter due to the sales mix; (ii) increase in selling expenses; and (iii) non-recurring impacts of R$22.2 million. In 12M15, adjusted EBITDA was R$62.2 million compared to a R$67.5 million adjusted EBITDA loss in 2014. Adjusted EBITDA margin reached 0.7% in 4Q15, compared to negative 19.5% in 4Q14. In the year, adjusted EBITDA margin reached 7.3%.

The increased contribution of projects under the New Model in Tenda’s revenue mix and the related delivery of legacy projects since 2013, has resulted in improved gross margins in recent quarters. In addition to the improved performance, Tenda’s efficiencies in its cost structure have resulted in a significant increase in EBITDA in the Tenda segment during the period.

Table 34. Tenda – Adjusted EBITDA (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y(%)
Net (Loss) Profit	(12,991)	11,830	-210%	(28,774)	55%	30,320	(109,437)	-
(+) Financial Results	(565)	1,970	-129%	(1,031)	-45%	(5,774)	(7,332)	-21%
(+) Income taxes	5,751	1,993	189%	(1,085)	-	6,522	6,328	3%
(+) Depreciation & Amortization	3,941	4,022	-2%	4,191	-6%	14,835	15,644	-5%
(+) Capitalized interests	3,267	3,760	-13%	(4,271)	-	14,784	27,198	-46%
(+) Expenses with Stock Option Plan	533	545	-2%	526	1%	2,139	838	155%
(+) Minority Shareholders	1,528	283	440%	(412)	-	(623)	(743)	-16%
Adjusted EBITDA	1,464	24,403	-94%	(30,856)	-	62,203	(67,503)	-
Net Revenue	206,822	221,560	-7%	158,329	31%	850,962	570,138	49%
Adjusted EBITDA Margin	0.7%	11.0%	-1,030 bps	-19.5%	2,020 bps	7.3%	-11.8%	-1,910 bps

11) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville, which was allocated to Tenda, was excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$117.8 million in 4Q15. The consolidated margin for the quarter was 44.2%.

Table 35. Results to be recognized (REF) (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y (%)
Revenues to be recognized	266,463	251,343	6%	130,851	104%
Costs to be recognized (units sold)	(148,691)	(142,303)	4%	(90,661)	64%
Results to be Recognized	117,772	109,040	8%	40,190	193%
Backlog Margin	44.2%	43.4%	80 bps	30.7%	1,350 bps

28

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On December 31, 2015, cash and cash equivalents, and securities, totaled R$712.3 million, down 22.7% from September 30, 2015.

Accounts Receivable

At the end of the 4Q15, total consolidated accounts receivable decreased 10.2% y-o-y to R$2.6 billion, and decreased by 7.8% compared to 3Q15.

The Gafisa and Tenda segments have approximately R$563.6 million in accounts receivable from finished units.

Table 36. Total Receivables (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y(%)
Receivables from developments (off balance sheet)	792,968	839,492	-6%	1,064,033	-25%
Receivables from PoC – ST (on balance sheet)	1,395,273	1,488,988	-6%	1,440,498	-3%
Receivables from PoC – LT (on balance sheet)	407,091	487,007	-16%	384,821	6%
Total	2,595,332	2,815,487	-8%	2,889,352	-10%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$165.6 million in 4Q15. The Gafisa segment contributed cash generation of R$180.8 million compared to R$58.5 million reported in 3Q15. This increase came as a result of the volume of delivered residential projects in the last quarter of the year. The volume of transferred units sold to financing agents reached R$241.8 million during the period, and R$763.3 million in 2015. The Tenda segment used R$15.2 million in cash, with R$208.8 million transferred in 4Q15 and R$703.0 million transferred in 2015. In the full year, the Company generated operating cash of R$257.7 million.

While consolidated operating cash generation reached R$165.6 million, the Company ended 4Q15 with net operating cash generation of R$128.4 million, and a total of R$24.1 million in the year. It is worth noting that this result does not include the R$24.2 million used in the share buyback program executed during 2015.

Table 37. Cash Generation (R$000)

	4Q14*	1Q15	2Q15	3Q15	4Q15
Availabilities	1,157,254	1,116,169	876,813	921,828	712,311
Change in Availabilities(1)		(41,085)	(239,356)	45,015	(209,517)
Total Debt + Investor Obligations	2,597,554	2,651,383	2,440,095	2,493,639	2,155,688
Change in Total Debt + Investor Obligations (2)		53,829	(211,288)	53,544	(337,950)
Other Investments	426,509	208,740	208,740	210,761	210,761
Change in Other Investments (3)		25,162	-	2,021	-
Cash Generation in the period (1) - (2) + (3)		(69,753)	(28,068)	(6,508)	128,433
Cash Generation Final		(69,753)	(97,821)	(104,329)	24,106

*The 4Q14 data refers only to the final balance of the period in order to help in the reconciliation of the balance changes in 2015.

29

Liquidity

At the end of December 2015, the Company’s Net Debt/Equity ratio reached 46.6%, down from the 50.5% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 12.0%.

The Company's consolidated gross debt reached R$2.2 billion at the end of 4Q15, a decrease of 13.6% compared to 3Q15 and a decrease of 17.0% y-o-y. In the 4Q15, the Company amortized R$570.7 million in debt, of which R$375.3 million was project finance and R$195.4 million was corporate debt. A total of R$107.5 million, however, was disbursed, allowing for a net amortization of R$463.2 million. Throughout the year, new disbursements of R$584.7 million and payments of R$1.4 billion occured, of which R$1.0 billion reflected project debt and R$382.1 million reflected corporate debt, thus allowing for a net amortization in the first nine months of R$799.1 million.

Table 38. Debt and Investor Obligations (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y(%)
Debentures – FGTS (A)	654,445	808,532	-19%	891,650	-27%
Debentures – Working Capital (B)	203,513	364,900	-44%	297,449	-32%
Project Financing SFH – (C)	1,161,707	1,173,382	-1%	1,128,514	3%
Working Capital (D)	131,128	137,891	-5%	268,911	-51%
Total (A)+(B)+(C)+(D) = (E)	2,150,793	2,484,705	-13%	2,586,524	-17%
Investor Obligations (F)	4,895	8,934	-45%	11,030	-56%
Total Debt (E)+(F) = (G)	2,155,688	2,493,639	-14%	2,597,554	-17%
Cash and Availabilities (H)	712,311	921,828	-23%	1,157,254	-38%
Net Debt (G)-(H) = (I)	1,443,377	1,571,811	-8%	1,440,300	0%
Equity + Minority Shareholders (J)	3,097,236	3,112,609	0%	3,058,403	1%
(Net Debt) / (Equity) (I)/(J) = (K)	46.6%	50.5%	-390 bps	47.1%	-50 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-12.0%	-13.2%	120 bps	-19.0%	700 bps

30

The Company ended 4Q15 with R$1.1 billion in total debt due in the short term. It should be noted, however, that 86.7% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 14.05% p.y., or 99.4% of the CDI.

Table 39. Debt Maturity (R$000)

(R$ 000)	Average Cost (p.y.)	Total	Until Sep/16	Until Sep/17	Until Sep/18	Until Sep/19	After Sep/19
Debentures - FGTS (A)	TR + 9,08% - 9,8247%	654,445	354,889	299,556	-	-	-
Debentures – Working Capital (B)	CDI + 1,90% - 1,95% / IPCA + 7,96% - 8,22%	203,513	34,732	45,134	83,485	20,078	20,084
Project Financing SFH (C)	TR + 8,30% - 11,00% / 117,0% CDI / 12,87%	1,161,707	569,580	415,326	164,829	10,965	1,007
Working Capital (D)	CDI + 2,20% / 117,9% CDI	131,128	102,785	25,092	2,167	1,084	-
Total (A)+(B)+(C)+(D) = (E)		2,150,793	1,061,986	785,108	250,481	32,127	21,091
Investor Obligations (F)	CDI + 0,59%	4,895	3,755	1,140	-	-	-
Total Debt (E)+(F) = (G)		2,155,688	1,065,741	786,248	250,481	32,127	21.091
% Total Maturity per period			49.4%	36.5%	11.6%	1.5%	1.0%
Volume of maturity of Project finance as % of total debt ((A)+ (C))/ (G)			86.7%	90.9%	65.8%	34.1%	4.8%
Volume of maturity of Corporate debt as % of total debt ((B)+(D) + (F))/ (G)			13.3%	9.1%	34.2%	65.9%	95.2%
Ratio Corporate Debt / Mortgages		15.8%/84.2%

31

Financial Result

Revenue

On a consolidated basis, net revenue in the 4Q15 totaled R$559.2 million, down 10.4% compared to 3Q15 and down 13.9% from 4Q14. In the quarter, the Gafisa segment represented 63.0% of consolidated revenues, while Tenda accounted for the remaining 37.0%. In 2015, consolidated net revenue reached R$2.3 billion, 6.7% above the R$2.2 billion recorded in the previous year.

Gross Profit & Margin

Gross profit in 4Q15 was R$142.9 million, compared to R$176.2 million in 3Q15, and R$150.6 million in the prior year period. Such reduction is due to the lower level of revenues in the period. Gross margin for the quarter reached 25.5% compared to 28.2% in the 3Q15 and 23.2% in 4Q14.

Adjusted gross profit totaled R$189.3 million, with a margin of 33.9%, compared to 35.9% in the 3Q15 and 30.2% in the previous year. Supported by stable results in the Gafisa segment and the higher volume and consolidation of Tenda’s New Business Model operations, the Company has been able to maintain its adjusted gross margin at a healthy level throughout the past few quarters.

The adjusted gross margin has improved since 2013 as Gafisa and Tenda legacy projects have been concluded, and started to reduce their impact on the Company’s results. At the same time, the contribution of more profitable projects launched in core markets and under the Tenda segment’s New Model has increased its contribution to the consolidated results during recent quarters.

Table 40. Gafisa Group – Gross Margin (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net Revenue	559,246	624,043	-10%	649,276	-14%	2,294,319	2,150,998	7%
Gross Profit	142,851	176,220	-19%	150,647	-5%	626,814	541,752	16%
Gross Margin	25.5%	28.2%	-270 bps	23.2%	230 bps	27.3%	25.2%	210 bps
(-) Financial Costs	46,468	47,557	-2%	45,421	2%	165,969	171,590	-3%
Adjusted Gross Profit	189,319	223,777	-15%	196,068	-3%	792,783	713,342	11%
Adjusted Gross Margin	33.9%	35.9%	-200 bps	30.2%	370 bps	34.6%	33.2%	140 bps

32

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$94.4 million in 4Q15, up 5.2% q-o-q and up 4.5% y-o-y. In the full year, selling, general and administrative expenses totaled R$344.7 million, which is 4.2% lower than 2014, despite the 10.7% inflation rate during the period as measured by the IPCA.

Table 41. Gafisa Group – SG&A Expenses (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Selling Expenses	56,686	38,826	46%	37,142	53%	163,260	148,041	10%
G&A Expenses	37,727	50,948	-26%	53,182	-29%	181,413	211,906	-14%
Total SG&A Expenses	94,413	89,774	5%	90,324	5%	344,673	359,947	-4%
Launches	682,905	606,819	13%	241,549	183%	2,085,257	1,636,311	27%
Net Pre-Sales	482,648	492,803	-2%	303,888	59%	1,930,927	1,207,013	60%
Net Revenue	559,246	624,043	-10%	649,276	-14%	2,294,319	2,150,998	7%

Given the substantial decrease in the volume of legacy projects and current market conditions, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency of its operational cycle.

The Other Operating Revenues/Expenses line totaled an expense of R$47.5 million, in line with previous periods. In 2015, this account, mainly represented by a R$118.4 million provision for contingencies recognized in the fiscal year 2015, and R41.8 million related to operation expenses of diverse nature, totaled R$160.2 million, 13.3% higher than in 2014.

The table below contains more details on the breakdown of this expense.

Table 42. Gafisa Group – Other Operating Revenues/ Expenses (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Litigation expenses	(31,443)	(31,518)	0%	(35,781)	-12%	(118,449)	(113,064)	5%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	-	-	(3,816)	-	-	(17,679)	-
Other	(16,045)	(14,589)	10%	(9,127)	76%	(41,752)	(10,606)	294%
Total	(47,488)	(46,107)	3%	(48,724)	3%	(160,201)	(141,349)	13%

33

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$78.0 million in 4Q15, up from R$71.7 million in the prior-year period, primarily due to the increased profitability of the Tenda segment and higher contribution from AUSA, and down from R$92.4 million recorded in 3Q15. Consolidated adjusted EBITDA margin using the same criteria was 14.0%, compared with a 14.8% margin reported in 3Q15. In 2015, consolidated EBITDA reached R$339.6 million, with a 14.8% margin, compared to R$261.5 million and a 12.2% margin in 2014.

Table 43. Gafisa Group – Consolidated Adjusted EBITDA (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net (Loss) Profit	827	13,486	-94%	8,045	-90%	74,449	(42,549)	-275%
(+) Financial Results	12,907	19,689	-34%	(10,096)	-	38,127	8,918	328%
(+) Income taxes	3,924	(3,150)	-	(12,157)	-	7,180	15,275	-53%
(+) Depreciation & Amortization	11,746	12,444	-6%	37,537	-69%	47,420	79,251	-40%
(+) Capitalized interests	46,468	47,557	-2%	45,421	2%	165,969	171,590	-3%
(+) Expenses with Stock Option Plan	2,499	2,464	1.4%	2,613	-4%	9,964	30,189	-67%
(+) Minority Shareholders	(345)	(73)	373%	362	-	(3,470)	(1,176)	194%
Adjusted EBITDA	78,026	92,417	-16%	71,725	9%	339,639	261,497	29.9%
Net Revenue	559,246	624,043	-10%	649,276	-14%	2,294,319	2,150,998	7%
Adjusted EBITDA Margin	14.0%	14.8%	-80 bps	11.0%	300 bps	14.8%	12.2%	260 bps

1) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Consolidated EBITDA considers the equity income from Alphaville.

Depreciation and Amortization

Depreciation and amortization in the 4Q15 reached R$11.7 million, down 5.6% compared to 3Q15 and down 68.7% compared to the R$37.5 million recorded in 4Q14. D&A is now in line with Company’s current level of operations. In 2015, depreciation and amortization totaled R$47.4 million compared to R$79.3 million reported in the previous year.

Financial Results

4Q15 Net financial result was negative R$12.9 million, a decrease from the positive result of R$10.1 million in 4Q14 but an improvement from the negative result of R$19.7 million in 3Q15. Financial revenues were down 36.8% y-o-y, totaling R$24.1 million, due to the lower balance of funds available in the period. Financial expenses reached R$37.0 million, compared to R$28.1 million in 4Q14, due to the higher average CDI in the period. In the year, net financial result was negative R$38.1 million, compared to a net financial result of R$8.9 million in the same period last year.

Taxes

Income taxes, social contribution and deferred taxes for 4Q15 amounted to an expense of R$3.9 million, due to the effect of reversion of deferred income tax due to temporary differences in the fiscal year. In 2015, income tax and social contribution totaled R$7.2 million.

Net Income

The Company ended the 4Q15 with a net profit of R$0.8 million. Excluding the equity income from AUSA, the Company recorded a net loss of R$25.9 million, compared to a net loss of R$12.7 million in 4Q14 and net income of R$12.3 million in 3Q15. In 2015, consolidated net income was positive R$74.4 million, including Alphaville’s equity income, compared to a net loss of R$42.5 million in 2014.

34

As previously mentioned, excluding the non-recurring effect of R$22.2 million as an adjustment in the provision of receivables portfolio from projects prior to 2012, which impacted the Tenda segment in 4Q15, net income for the quarter reached R$23.0 million.

The Company ended 2015 with net income of R$74.4 million.

Table 44. Consolidated – Net Income (R$000)

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net Revenue	559,246	624,043	-10%	649,276	-14%	2,294,319	2,150,998	7%
Gross Profit	142,851	176,220	-19%	150,647	-5%	626,814	541,752	16%
Gross Margin	25.5%	28.2%	-270 bps	23.2%	230 bps	27.3%	25.2%	210 bps
Adjusted Gross Profit[1]	189,319	223,777	-15%	196,068	-3%	792,783	713,342	11%
Adjusted Gross Margin[1]	33.9%	35.9%	-200 bps	30.2%	370 bps	34.6%	33.2%	140 bps
Adjusted EBITDA[2]	78,026	92,417	-16%	71,725	9%	339,639	261,497	30%
Adjusted EBITDA Margin	14.0%	14.8%	-80 bps	11.0%	300 bps	14.8%	12.2%	260 bps
Net Income (ex- the sale of AUSA)	827	13,486	-94%	8,045	-90%	74,449	(42,549)	-
( - ) Alphaville Equity Income	(26,704)	(1,168)	2,186%	(20,738)	29%	(50,043)	(32,299)	55%
Net Income (ex- AUSA Sale and Equity Income)	(25,877)	12,318	-	(12,693)	-104%	46,094	(74,849)	-

1) Adjusted by capitalized interests.

2) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

3) Consolidated EBITDA includes the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$310.1 million in the 4Q15. The consolidated margin for the quarter was 40.6%.

Table 45. Gafisa Group – Results to be recognized (REF) (R$000)

	4Q15	3Q15	Q/Q(%)	4Q14	Y/Y(%)
Revenues to be recognized	764,024	808,851	-6%	1,025,195	-25%
Costs to be recognized (units sold)	(453,897)	(484,001)	-6%	(628,751)	-28%
Results to be Recognized	310,127	324,850	-5%	396,444	-22%
Backlog Margin	40.6%	40.2%	40 bps	38.7%	190 bps

35

 Alphaville Urbanismo net revenues reach R$ 1.15 billion in 2015

São Paulo, March 3rd, 2016 – Alphaville Urbanismo SA releases its results for the 4th quarter of 2015 and for the full year of 2015, subject to revision from the auditors.

Financial Results

In the fourth quarter of 2015, net revenues were R$388 million, 2.6% above the same period of 2014 and 52.4% higher than 3Q15. Net income was R$90 million, in line with the 4Q14 result.

	4Q15	4Q14		3Q15
		R$	∆	R$	∆
Net Revenue	388	378	2.6%	255	52.4%
Net Income	90	90	0.0%	5	n/a
Margin	23%	24%		2%

In 2015, net revenues totaled R$1,150 million, 20.0% higher than 2014. Net profit in 2015 was R$148 million, representing an increase of 14.9% million considering the same period in 2014.

	12M15	12M14
		R$	∆
Net Revenue	1,150	958	20.0%
Net Income	148	129	14.9%
Margin	13%	13%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

36

     Financial Statements Gafisa Segment

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net Revenue	352,424	402,483	-12%	490,947	-28%	1,443,357	1,580,860	-9%
Operating Costs	(268,233)	(293,653)	-9%	(389,833)	-31%	(1,061,921)	(1,164,998)	-9%
Gross Profit	84,191	108,830	-23%	101,114	-17%	381,436	415,862	-8%
Gross Margin	23.9%	27.0%	-310 bps	20.6%	330 bps	26.4%	26.3%	10 bps
Operating Expenses	(60,601)	(94,954)	-36%	(83,658)	-28%	(295,595)	(324,217)	-9%
Selling Expenses	(38,338)	(22,543)	70%	(25,930)	48%	(97,949)	(95,063)	3%
General and Administrative Expenses	(17,004)	(24,087)	-29%	(28,947)	-41%	(97,442)	(124,833)	-22%
Other Operating Revenues/ Expenses	(27,129)	(30,606)	-11%	(23,194)	17%	(107,634)	(79,119)	36%
Depreciation and Amortization	(7,805)	(8,422)	-7%	(33,346)	-77%	(32,585)	(63,607)	-49%
Equity income	29,675	(9,296)	-	27,759	7%	40,015	38,405	4%
Operational Result	23,590	13,876	70%	17,456	35%	85,841	91,645	-6%
Financial Income	17,076	20,975	-19%	22,218	-23%	77,306	98,121	-21%
Financial Expenses	(30,548)	(38,694)	-21%	(13,153)	132%	(121,207)	(114,371)	6%
Net Income Before Taxes on Income	10,118	(3,843)	-	26,521	-62%	41,940	75,395	44%
Deferred Taxes	8,011	9,134	-12%	(1,315)	-	14,105	(1,699)	-
Income Tax and Social Contribution	(6,184)	(3,991)	55%	12,387	-	(14,763)	(7,248)	104%
Net Income After Taxes on Income	11,945	1,300	819%	37,593	-68%	41,282	66,448	-38%
Minority Shareholders	(1,873)	(356)	426%	774	-	(2,847)	(439)	549%
Net Income	13,818	1,656	734%	36,819	-62%	44,129	66,887	-34%

37

Financial Statements Tenda Segment

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net Revenue	206,822	221,560	-7%	158,329	31%	850,962	570,138	49%
Operating Costs	(148,162)	(154,170)	-4%	(108,796)	36%	(605,584)	(444,248)	36%
Gross Profit	58,660	67,390	-13%	49,533	18%	245,378	125,890	95%
Gross Margin	28.4%	30.4%	-200 bps	31.3%	-290 bps	28.8%	22.1%	670 bps
Operating Expenses	(64,937)	(51,314)	27%	(80,835)	-20%	(214,933)	(237,073)	-9%
Selling Expenses	(18,348)	(16,283)	13%	(11,212)	64%	(65,311)	(52,978)	23%
General and Administrative Expenses	(20,723)	(26,861)	-23%	(24,235)	-14%	(83,971)	(87,073)	-4%
Other Operating Revenues/ Expenses	(20,359)	(15,501)	31%	(25,530)	-20%	(52,567)	(62,236)	-16%
Depreciation and Amortization	(3,941)	(4,022)	-2%	(4,191)	-6%	(14,835)	(15,644)	-5%
Equity income	(1,566)	11,353	-	(15,667)	-90%	1,751	(19,142)	-
Operational Result	(6,277)	16,076	-	(31,302)	-80%	30,445	(111,183)	-
Financial Income	7,051	2,147	228%	15,942	-56%	46,825	58,673	-20%
Financial Expenses	(6,486)	(4,117)	58%	(14,911)	-57%	(41,051)	(51,341)	-20%
Net Income Before Taxes on Income	(5,712)	14,106	-	(30,271)	-81%	36,219	(103,851)	-
Deferred Taxes	(2,321)	1,768	-	1,851	-	3,313	1,699	95%
Income Tax and Social Contribution	(3,430)	(3,761)	-9%	(766)	348%	(9,835)	(8,027)	23%
Net Income After Taxes on Income	(11,463)	12,113	-	(29,186)	-61%	29,697	(110,179)	-
Minority Shareholders	1,528	283	440%	(412)	-	(623)	(742)	-16%
Net Income	(12,991)	11,830	-	(28,774)	-55%	30,320	(109,437)	-

38

Consolidated Financial Statements

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)	12M15	12M14	Y/Y (%)
Net Revenue	559,246	624,043	-10%	649,276	-14%	2,294,319	2,150,998	7%
Operating Costs	(416,395)	(447,823)	-7%	(498,629)	-16%	(1,667,505)	(1,609,246)	4%
Gross Profit	142,851	176,220	-19%	150,647	-5%	626,814	541,752	16%
Gross Margin	25.5%	28.2%	-270 bps	23.2%	230 bps	27.3%	25.2%	210 bps
Operating Expenses	(125,538)	(146,268)	-14%	(164,493)	-24%	(510,528)	(561,284)	-9%
Selling Expenses	(56,686)	(38,826)	46%	(37,142)	53%	(163,260)	(148,041)	10%
General and Administrative Expenses	(37,727)	(50,948)	-26%	(53,182)	-29%	(181,413)	(211,906)	-14%
Other Operating Revenues/ Expenses	(47,488)	(46,107)	3%	(48,724)	-3%	(160,201)	(141,349)	13%
Depreciation and Amortization	(11,746)	(12,444)	-6%	(37,537)	-69%	(47,420)	(79,251)	-40%
Equity pickup	28,109	2,057	-	12,092	132%	41,766	19,263	117%
Operational Result	17,313	29,952	-42%	(13,846)	-	116,286	(19,532)	-
Financial Income	24,127	23,122	4%	38,160	-37%	124,131	156,794	-21%
Financial Expenses	(37,034)	(42,811)	-14%	(28,064)	32%	(162,258)	(165,712)	-2%
Net Income Before Taxes on Income	4,406	10,263	-57%	(3,750)	-217%	78,159	(28,450)	-
Deferred Taxes	5,690	10,902	-48%	536	962%	17,418	18,055	-4%
Income Tax and Social Contribution	(9,614)	(7,752)	24%	11,621	-	(24,598)	(33,330)	-26%
Net Income After Taxes on Income	482	13,413	-96%	8,407	-94%	70,979	(43,725)	-
Minority Shareholders	(345)	(73)	373%	362	-195%	(3,470)	(1,176)	195%
Net Result	827	13,486	-94%	8,045	-90%	74,449	(42,549)	-

39

Balance Sheet Gafisa Segment

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	478,037	596,589	-20%	662,682	-28%
Receivables from clients	957,047	1,024,269	-7%	1,126,045	-15%
Properties for sale	1,389,893	1,312,099	6%	1,144,604	21%
Other accounts receivable	140,610	162,934	-14%	179,103	-22%
Deferred selling expenses	2,088	2,637	-21%	9,711	0%
Land for sale	4,367	6,075	-28%	6,074	-28%
	2,972,042	3,104,603	-4%	3,128,219	-5%

Long-term Assets
Receivables from clients	365,902	440,826	-17%	358,721	2%
Properties for sale	506,719	539,175	-6%	590,030	-14%
Other	161,683	156,427	3%	157,644	3%
	1,034,304	1,136,428	-9%	1,106,395	-7%
Intangible anda Property and Equipment	57,926	62,211	-7%	62,687	-8%
Investments	1,962,153	1,975,988	-1%	1,912,233	3%

Total Assets	6,026,425	6,279,230	-4%	6,209,534	-3%

Current Liabilities
Loans and financing	663,466	598,530	11%	530,851	25%
Debentures	187,744	306,680	-39%	314,770	-40%
Obligations for purchase of land and advances from customers	223,197	253,741	-12%	279,987	-20%
Materials and service suppliers	43,666	55,790	-22%	71,670	-39%
Taxes and contributions	61,716	59,703	3%	68,911	-10%
Investor Obligations	5,016	5,016	0%	9,935	-50%
Other	385,623	404,532	-5%	339,413	14%
	1,570,428	1,683,992	-7%	1,615,537	-3%

Long-term Liabilities
Loans and financings	582,916	684,593	-15%	817,641	-29%
Debentures	468,337	550,378	-15%	484,712	-3%
Obligations for purchase of land and advances from customers	146,102	88,183	66%	80,069	82%
Deferred taxes	11,444	19,454	-41%	26,809	-57%
Provision for contingencies	81,542	79,342	3%	60,718	34%
Investor Obligations	1,322	2,280	-42%	7,145	-81%
Other	65,501	56,823	15%	59,445	10%
	1,357,164	1,481,053	-8%	1,536,539	-12%

Shareholders' Equity
Shareholders' Equity	3,095,490	3,110,912	0%	3,055,344	1%
Minority Shareholders	3,343	3,273	2%	2,114	58%
	3,098,833	3,114,185	0%	3,057,458	1%
Total Liabilities and Shareholders' Equity	6,026,425	6,279,230	-4%	6,209,534	-3%

40

Balance Sheet Tenda Segment

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	234,274	325,239	-28%	494,572	-53%
Receivables from clients	438,226	464,720	-6%	314,453	39%
Properties for sale	490,484	459,852	7%	551,213	-11%
Other accounts receivable	104,656	94,677	11%	114,352	-8%
Land for sale	101,490	127,242	-20%	104,489	-3%
	1,369,130	1,471,730	-7%	1,579,079	-13%

Long-term Assets
Receivables from clients	41,189	46,181	-11%	26,100	58%
Properties for sale	243,520	176,261	38%	226,495	8%
Other	45,356	63,286	-28%	76,629	-41%
	330,065	285,728	16%	329,224	0%
Intangible anda Property and Equipment	43,116	38,810	11%	37,431	15%
Investments	163,349	168,137	-3%	179,455	-9%

Total Assets	1,905,660	1,964,405	-3%	2,125,189	-10%

Current Liabilities
Loans and financing	8,899	5,390	65%	19,207	-54%
Debentures	201,877	216,374	-7%	189,617	6%
Obligations for purchase of land and advances from customers	138,223	129,169	7%	210,618	-34%
Materials and service suppliers	13,669	23,006	-41%	23,461	-42%
Taxes and contributions	72,606	86,645	-16%	71,251	2%
Other	67,675	70,412	-4%	157,582	-57%
	502,949	530,996	-5%	671,736	-25%

Long-term Liabilities
Loans and financings	37,554	22,760	65%	29,726	26%
Debentures	-	100,000	-100%	200,000	-100%
Obligations for purchase of land and advances from customers	102,412	71,044	44%	21,068	386%
Deferred taxes	5,045	2,725	85%	7,931	-36%
Provision for contingencies	55,716	56,528	-1%	69,734	-20%
Other	75,170	42,610	76%	42,648	76%
	275,897	295,667	-7%	371,107	-26%

Shareholders' Equity
Shareholders' Equity	1,090,936	1,103,393	-1%	1,058,477	3%
Minority Shareholders	35,878	34,349	4%	23,869	50%
	1,126,814	1,137,742	-1%	1,082,346	4%
Total Liabilities and Shareholders' Equity	1,905,660	1,964,405	-3%	2,125,189	-10%

41

Consolidated Balance Sheets

	4Q15	3Q15	Q/Q (%)	4Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	712,311	921,828	-23%	1,157,254	-38%
Receivables from clients	1,395,273	1,488,988	-6%	1,440,498	-3%
Properties for sale	1,880,377	1,771,950	6%	1,695,817	10,9%
Other accounts receivable	215,775	226,417	-5%	271,637	-21%
Prepaid expenses and others	7,171	7,876	-9%	15,442	-54%
Land for sale	105,857	133,317	-21%	110,563	-4%
	4,316,764	4,550,376	-5%	4,691,211	-8%

Long-term Assets
Receivables from clients	407,091	487,007	-16%	384,821	6%
Properties for sale	750,240	715,436	5%	816,525	-8%
Other	192,073	204,748	-6%	219,308	-12%
	1,349,404	1,407,191	-4%	1,420,654	-5%
Intangible anda Property and Equipment	126,518	126,498	0%	125,594	1%
Investments	967,646	975,459	-1%	968,393	0%

Total Assets	6,760,332	7,059,524	-4%	7,205,852	-6%

Current Liabilities
Loans and financing	672,365	603,920	11%	550,058	22%
Debentures	389,621	523,054	-26%	504,387	-23%
Obligations for purchase of land and advances from customers	361,420	382,910	-6%	490,605	-26%
Materials and service suppliers	57,335	78,796	-27%	95,131	-40%
Taxes and contributions	102,057	114,613	-11%	114,424	-11%
Other	466,171	485,738	-3%	516,264	-9%
	2,048,969	2,189,031	-6%	2,270,869	-10%

Long-term Liabilities
Loans and financings	620,470	707,353	-12%	847,367	-27%
Debentures	468,337	650,378	-28%	684,712	-32%
Obligations for purchase of land and advances from customers	248,514	159,228	56%	101,137	146%
Deferred taxes	16,489	22,179	-26%	34,740	-53%
Provision for contingencies	142,670	139,879	2%	136,540	4%
Other	117,647	78,867	54%	72,084	75%
	1,614,127	1,757,884	-8%	1,876,580	-14%

Shareholders' Equity
Shareholders' Equity	3,095,491	3,110,914	0%	3,055,345	1%
Minority Shareholders	1,745	1,695	3%	3,058	-43%
	3,097,236	3,112,609	0%	3,058,403	1%
Liabilities and Shareholders' Equity	6,760,332	7,059,524	-4%	7,205,852	-6%

42

    Cash Flow

	4Q15	4Q14	12M15	12M14
Income Before Taxes on Income	4,406	(3,750)	78,159	(28,450)
Expenses (income) not affecting working capital	53,420	112,586	279,878	305,056
Depreciation and amortization	11,746	19,933	47,420	61,647
Impairment allowance	(10,722)	3,595	(13,176)	(6,089)
Expense on stock option plan	2,499	6,429	9,964	34,006
Penalty fee over delayed projects	(3,844)	(1,545)	(4,450)	(6,867)
Unrealized interest and charges. net	29,206	21,941	88,960	69,355
Equity pickup	(28,109)	(12,092)	(41,766)	(19,263)
Disposal of fixed asset	5,296	1,972	6,242	8,808
Warranty provision	(1,061)	6,181	7,480	(839)
Provision for contingencies	31,443	35,781	118,449	113,064
Profit sharing provision	53	8,855	25,502	35,006
Allowance (reversal) for doubtful debts	18,032	(4,954)	21,182	(14,616)
Writeoff of Investments	(662)	5,748	(3,083)	5,748
Profit / Loss from financial instruments	(457)	3,138	17,153	7,492
Clients	153,339	98,738	10,924	391,625
Properties for sale	(107,486)	(52,470)	(130,938)	(462,417)
Other receivables	(8,395)	(22,413)	(7,117)	(11,574)
Deferred selling expenses and pre-paid expenses	703	4,573	8,271	19,743
Obligations on land purchases	67,796	23,289	18,192	103,392
Taxes and contributions	(12,556)	5,703	(12,367)	(26,088)
Accounts payable	(21,461)	11,664	(37,796)	15,789
Salaries. payroll charges and bonus provision	(12,238)	(23,143)	(30,440)	(66,158)
Other accounts payable	(11,819)	(71,819)	(97,175)	(51,853)
Current account operations	2,873	(33,694)	19,338	(37,732)
Paid taxes	(3,924)	(6,434)	(7,180)	(109,442)
Cash used in operating activities	104,658	42,830	91,748	41,891
Investments activities
Purchase of property and equipment	(17,063)	(36,276)	(54,586)	(88,532)
Redemption of securities. restricted securities and loans	1,724,716	3,229,662	5,822,656	5,617,231
Investments in marketable securities. restricted securities	(1,500,441)	(2,975,363)	(5,404,967)	(4,855,621)
Investments increase	(482)	40,560	(1,636)	29,026
Dividends receivables	-	(8,462)	-	49,849
Cash used in investing activities	206,730	250,121	361,466	751,953
Financing activities
Contributions from venture partners	(4,039)	(6,050)	(6,135)	(112,650)
Increase in loans and financing	201,998	155,431	845,935	822,123
Repayment of loans and financing	(565,116)	(422,011)	(1,370,626)	(1,363,855)
Stock repurchase	-	(61,704)	(24,157)	(115,265)
Dividend payments	-	(32,913)	-	(150,042)
Assignment of credit receivables, net	24,558	12,434	24,558	12,434
Mutual Operations	45,969	9,990	49,357	1,193
Sale of treasury shares	-	-	3,022	17,583
Result from the sale of treasury shares	-	-	(2,423)	(10,664)
Net cash provided by financing activities	(296,630)	(344,823)	(480,469)	(899,143)
Net increase (decrease) in cash and cash equivalents	14,758	(51,872)	(27,255)	(105,299)
At the beginning of the period	67,882	161,767	109,895	215,194
At the end of the period	82,640	109,895	82,640	109,895
Net increase (decrease) in cash and cash equivalents	14,758	(51,872)	(27,255)	(105,299)

43

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to  growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects  delivered under the Gafisa brand - more than any other company in Brazil.   Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the  upper-middle and upper class segments  through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And,, it participates through its  30% interest in Alphaville, a leading urban developer, in the national development and  sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

44

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 04, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer